                               RATIO OF EARNINGS
                                TO FIXED CHARGES

                                  EXHIBIT 12.1

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
                                                                    EXHIBIT 12.1

                        REPUBLIC ENGINEERED STEELS, INC.
                       RATIO OF EARNINGS TO FIXED CHARGES
        FOR FISCAL YEARS ENDING JUNE 30, 1994, 1995, 1996 1997 AND 1998
                             (DOLLARS IN THOUSANDS)

                                                                FISCAL                  FISCAL     FISCAL
                                                                 1994     FISCAL 1995    1996       1997     FISCAL 1998
                                                               ---------  -----------  ---------  ---------  -----------
RATIO OF EARNINGS TO FIXED CHARGES...........................         --          --          --         --          --
COVERAGE DEFICIENCY..........................................  $  27,602   $   7,212   $  55,566  $  56,888   $   1,277

Note: For the purposes of calculating the ratio of earnings to the fixed charges, earnings represent earnings (losses) before income taxes, extraordinary gain and cumulative effect of changes in accounting principles plus fixed charges. Fixed charges consist of net interest expense, amortization of discount and deferred financing costs and the portion of rental expense which management believes is representative of the interest component of rent expense. If earnings were adjusted to eliminate non-cash ESOP charges, the ratio of earnings, as adjusted, to fixed charges would have been 1.19x, 2.85x, (0.21)x, 0.07x and 1.59, respectively.

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